Exhibit 4.1

[EXECUTION VERSION]

COOPERATION AGREEMENT

This COOPERATION AGREEMENT (this “Agreement”) is made and entered into as of May 11, 2022 (the “Effective Date”), by and between Allot Ltd., a company limited by shares organized under the laws of the State of Israel (the “Company”), on the one hand, and Outerbridge Special Opportunities Fund II, LP, a Delaware limited partnership, Outerbridge Special Opportunities GP II, LLC, a Delaware limited liability company, Outerbridge Capital Management, LLC, a Delaware limited liability company, Rory Wallace (collectively, “Outerbridge”), QVT Family Office Fund LP, a Cayman Islands limited partnership, QVT Associates GP LLC, a Delaware limited liability company, QVT Financial LP, a Delaware limited partnership, and QVT Financial GP LLC, a Delaware limited liability company (collectively, “QVT”, and together with Outerbridge and their respective Affiliates, the “Investor Group”), on the other hand. The Company and the Investor Group are each herein referred to as a “party” and collectively, the “parties.”

WHEREAS, as of the Effective Date, the Investor Group collectively beneficially owns an aggregate of 2,735,112 ordinary shares, par value NIS 0.10 per share of the Company (“Ordinary Shares”); and

WHEREAS, the Company and the Investor Group have determined to come to an agreement with respect to the composition of the Company’s Board of Directors (the “Board”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

1.             Board Composition and Related Matters.

(a)          Raffi Kesten has indicated his willingness to serve as a member of the Board, to replace Miron (Ronnie) Kenneth, a Class II member of the Board. Mr. Kesten has provided the Company, and shall in the future provide the Company as required, with (i) a completed director questionnaire in the form provided to all directors and (ii) information and certifications required of all directors pursuant to the Israeli Companies Law, 5759-1999 (as amended from time to time, the “Companies Law”), the Company’s Articles of Association (as amended from time to time, the “Articles of Association”), and the Company’s committee charters, corporate governance guidelines and similar governance documents, in each case, that are publicly disclosed (collectively with the Companies Law and the Articles of Association, the “Governance Documents”).

(b)          Based on the information provided pursuant to Section 1(a), the  Board has resolved, subject to the execution of this Agreement, to appoint Raffi Kesten (as appointed, and including any Replacement Designee pursuant to Section 1(e), the “Agreed Nominee”), as a director of the Company, effective immediately upon the execution of this Agreement, to fill the vacancy on the Board created by Mr. Kenneth’s departure from the Board, until the next Annual General Meeting of Shareholders (the “2022 Annual Meeting”).

(c)         The Board shall (i) nominate the Agreed Nominee for election to the Board at the 2022 Annual Meeting as a director in “Class II,” to serve until the Company’s 2023 Annual General Meeting of Shareholders (the “2023 Annual Meeting”), (ii) recommend to the shareholders of the Company the election of the Agreed Nominee to the Board at the 2022 Annual Meeting, and (iii) solicit proxies in favor of the election of the Agreed Nominee to the Board at the 2022 Annual Meeting in the same manner as for all other nominees of the Board. The Board shall also (i) nominate the Agreed Nominee for election to the Board at the 2023 Annual Meeting as a member of the class of directors having a term expiring at the 2026 Annual General Meeting of Shareholders, (ii) recommend to the shareholders of the Company the election of the Agreed Nominee to the Board at the 2023 Annual Meeting, and (iii) solicit proxies in favor of the election of the Agreed Nominee to the Board at the 2023 Annual Meeting in the same manner as for all other nominees of the Board.

(d)          The Company agrees and acknowledges that Mr. Kesten shall have the same rights and benefits, including with respect to insurance, indemnification, compensation and fees, as are applicable to all non-management directors of the Company. The parties agree that there shall be no contracts, plans or arrangements, written or otherwise, in effect during the term of this Agreement, between either party and the Agreed Nominee providing for any compensation, reimbursement of expenses or indemnification of the Agreed Nominee in connection with or related to the Agreed Nominee’s service on the Board except, in the case of the Company, for such contracts, plans or arrangements as the Company has entered into with other directors.

(e)           Until the Termination Date and as long as the Investor Group’s collective Net Long Position exceeds 5.5% of the then outstanding Ordinary Shares (the “Ownership Minimum”), in the event that the Agreed Nominee is unable or unwilling to serve as a director, resigns as a director, is removed as a director or ceases to be a director for any other reason before the Termination Date, the Company and the Investor Group will cooperate in good faith to promptly identify and agree upon a Qualified Candidate to serve as a replacement director (as appointed, the “Replacement Designee”) by the date that is no later than sixty (60) days after the departure of the Agreed Nominee. To the extent the Company and the Investor Group cannot agree on the Replacement Designee candidate, the parties shall continue to follow the procedures of this Section 1(e) until a candidate mutually agreed upon by the parties is appointed to the Board as the Replacement Designee.

(f)            Each party acknowledges and agrees that the rights of the Investor Group and the obligations of the Company pursuant to this Section 1 shall terminate immediately upon the Termination Date.

(g)          Immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to appoint the Agreed Nominee to the Compensation and Nominating Committee of the Board.  Without limiting the foregoing, the Board shall give the Agreed Nominee the same due consideration for membership to any committee of the Board as any other director, including any sub-committee or new committee of the Board formed during the term of this Agreement.

2.            Voting Commitment. Until the Termination Date, the Investor Group shall, and shall cause its Representatives to, appear in person or by proxy at each Shareholder Meeting and to vote all Ordinary Shares beneficially owned by it and over which it has voting power in accordance with the Board’s recommendations as such recommendations of the Board are set forth in the applicable proxy statement in respect thereof with respect to (a) the election, removal and/or replacement of directors, (b) compensation matters, and (c) any other proposal submitted to the shareholders, other than proposals with respect to an Extraordinary Transaction, in each case as such recommendation of the Board is set forth in the applicable proxy statement in respect thereof; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any proposal presented at any Shareholder Meeting (other than (i) proposals relating to the election, removal and/or replacement of directors, (ii) the approval of the Company’s compensation policy adopted pursuant to the Companies Law, and (iii) the appointment/reappointment/removal of the Company’s independent auditor and the authorization to determine their annual compensation), the Investor Group shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation.

3.             Participation Right.

(a)          Until the Termination Date and as long as the Investor Group’s collective Net Long Position exceeds 4% of the then outstanding Ordinary Shares, if the Company proposes to engage in a Financing, the Company shall provide the Investor Group with a reasonable opportunity to evaluate and share its views with the Board regarding any such Financing and the Company shall consider in good faith any views expressed by the Investor Group in determining whether to proceed with any such Financing.

(b)          If the Company determines to proceed with such Financing, the Company shall give written notice (the “Offer Notice”) to the Investor Group, stating (x) its bona fide intention to pursue the Financing, and (y) the general structure of the proposed Financing in sufficient detail so as to permit the Investor Group to provide the detailed terms and conditions upon which the Investor Group would be willing to extend such Financing (the “Investor Group Proposal”).  The Investor Group shall provide its response to the Offer Notice within 10 business days of receipt of the Offer Notice.  The Company may effect a Financing with a party other than the Investor Group (a) within 90 days of receipt of the Investor Group Proposal on terms that are more favorable than the Investor Group Proposal (“Third Party Proposal”), or (b) if the Investor Group does not provide the Investor Group Proposal within 10 business days of receipt of the Offer Notice; provided, however, that if the Company receives a Third Party Proposal, it shall notify the Investor Group within two (2) business days of receiving such Third Party Proposal and offer the Investor Group an opportunity to instead participate in a Financing on similar terms as such Third Party Proposal.

4.           Standstill. Prior to the Termination Date, without the prior written consent of the Board, the Investor Group shall not, and shall instruct its Affiliates not to, directly or indirectly (in each case, except as permitted by this Agreement, including Sections 1 and 3 of this Agreement):

(a)           offer to acquire, agree to acquire or acquire rights to acquire (except by way of stock dividends or other distributions or offerings made available to holders of Ordinary Shares generally on a pro rata basis), directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a “group” (within the meaning of Section 13(d)(3) of the Exchange Act), through swap or hedging transactions or otherwise, any voting securities of the Company (other than through a broad-based market basket or index) or any voting rights decoupled from the underlying voting securities which would result in the ownership or control of, or other beneficial ownership interest in excess of 15% of the then-outstanding Ordinary Shares (the “Ownership Threshold”) (other than as provided under Section 3 of this Agreement); provided, however, that the Board may increase the Ownership Threshold by an affirmative vote of a majority of the Board;

(b)          sell, offer, or agree to sell, directly or indirectly, through swap or hedging transactions or otherwise, its Ordinary Shares, other than among members of the Investor Group, in open market sale transactions where the identity of the purchaser is not known and in underwritten widely dispersed public offerings, to any Third Party that, to the Investor Group’s knowledge (after due inquiry in connection with a private, non-open market transaction, it being understood that such knowledge shall be deemed to exist with respect to any publicly available information, including information in documents filed with the SEC), would result in such Third Party, together with its Affiliates and Associates, owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate of more than 4.9% of the Ordinary Shares outstanding at such time or would increase the beneficial ownership interest of any Third Party who, together with its Affiliates and Associates, has a beneficial or other ownership interest in the aggregate of more than 4.9% of the Ordinary Shares outstanding at such time;

(c)          (i)  nominate, recommend for nomination or give notice of an intent to nominate or recommend for nomination a person for election at any Shareholder Meeting at which the Company’s directors are to be elected; (ii) initiate, knowingly encourage or participate in any solicitation of proxies in respect of any election contest or removal contest with respect to the Company’s directors; (iii) submit, initiate, make or be a proponent of any shareholder proposal for consideration at, or bring any other business before, any Shareholder Meeting; (iv) initiate, knowingly encourage or participate in any solicitation of proxies in respect of any shareholder proposal for consideration at, or other business brought before, any Shareholder Meeting; (v) initiate, knowingly encourage or participate in any “withhold” or similar campaign with respect to any Shareholder Meeting; or (vi) call or seek to call, or request the call of, alone or in concert with others, any Shareholder Meeting, whether or not such a meeting is permitted by the Governance Documents, including any “town hall” meeting;

(d)          form, join or in any way participate in any group or agreement of any kind with respect to any voting securities of the Company, including in connection with any election or removal contest with respect to the Company’s directors or any shareholder proposal or other business brought before any Shareholder Meeting (other than any such group or agreement with the members of the Investor Group or one or more of their Affiliates or Associates who are instructed to comply with the terms and conditions of this Agreement);

(e)          deposit or agree to deposit any voting securities or any securities convertible or exchangeable into or exercisable for any such securities of the Company in any voting trust or subject any Company voting securities to any arrangement or agreement with respect to the voting thereof (other than any such voting trust, arrangement or agreement with the members of the Investor Group or one or more of their Affiliates or Associates who are instructed to comply with the terms and conditions of this Agreement);

(f)            seek publicly, alone or in concert with others, to amend any provision of the Articles of Association, or other actions that may impede or facilitate the acquisition of control of the Company by any person;

(g)           demand an inspection of the Company’s books and records;

(h)          (i) make any public proposal with respect to, (ii) make any public statement or otherwise seek to advise, assist or knowingly encourage any person in so encouraging or advising with respect to or (iii) initiate, knowingly encourage or in any way participate in, directly or indirectly: (A) any change in the number or term of directors serving on the Board or the filling of any vacancies on the Board other than as provided under Section 1 of this Agreement, (B) any change in the capitalization, share repurchase programs and practices or dividend policy of the Company, (C) any other change in the Company’s management, governance, corporate structure, affairs or policies, (D) any Extraordinary Transaction, (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (F) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act (in each case, other than as provided under Sections 1 and 3 of this Agreement);

(i)          initiate, make or in any way participate, directly or indirectly, in any Extraordinary Transaction or make, directly or indirectly, any proposal, either alone or in concert with others, to the Company or the Board that would reasonably be expected to require a public announcement or disclosure regarding any such matter (other than as provided under Section 3 of this Agreement);

(j)           effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose to effect or participate in, any (i) material acquisition of any assets or businesses of the Company or any of its subsidiaries; (ii) tender offer or exchange offer, merger, acquisition, share exchange or other business combination involving any of the voting securities or any of the material assets or businesses of the Company or any of its subsidiaries; or (iii) recapitalization, restructuring, liquidation, dissolution or other material transaction with respect to the Company or any of its subsidiaries or any material portion of its or their businesses (in each case, other than as provided under Section 3 of this Agreement);

(k)          institute, solicit, join (as a party) or assist any litigation, arbitration or other proceeding against the Company or any of its current or former directors or officers (including derivative actions) other than (i) litigation by the Investor Group to enforce the provisions of this Agreement, (ii) the exercise of statutory appraisal rights, (iii) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company or its Representatives and Affiliates against any member of the Investor Group or their Affiliates, or (iv) responding to or complying with any validly issued legal process;

(l)            facilitate, support, knowingly encourage, or participate in or enter into any negotiations, agreements or understandings with any Third Party with respect to any of the foregoing, or advise, assist, knowingly encourage or seek to persuade any Third Party to take any action with respect to any of the foregoing, or otherwise take or cause any action inconsistent with any of the foregoing;

(m)          publicly make or in any way advance publicly any request or proposal that the Company or the Board amend, modify or waive any provision of this Agreement; or

(n)           in connection with a Shareholder Meeting, disclose any vote by the Investor Group against voting recommendations of the Board where such vote is made in accordance with Section 2 or in violation of this Agreement;

provided, however, that the restrictions in this Section 4 shall not prevent members of the Investor Group or their Affiliates from (i) making any factual statement as required by applicable legal process, subpoena or legal requirement from any governmental authority with competent jurisdiction over the party from whom information is sought (so long as such request did not arise as a result of action by the Investor Group), (ii) tendering shares, receiving payment for shares or otherwise participating in any such transaction on the same basis as the other shareholders of the Company or from participating in any such transaction that has been approved by the Board, (iii) communicating privately with the Company’s directors or officers so long as such private communications do not trigger public disclosure obligations for any party, (iv) communicating confidentially with the Company so long as such confidential communications do not trigger public disclosure obligations for any party, or (v) participating in any Financing. For the avoidance of doubt, nothing in this Section 4 shall be deemed to limit the exercise in good faith by the Agreed Nominee of her or his fiduciary duties in her or his capacity as a director of the Company. The Investor Group shall promptly (and in any event within five business days) inform the Company in writing if the Investor Group fails to satisfy the Ownership Minimum at any time.

5.            Mutual Non-Disparagement. Prior to the Termination Date,  neither party shall, nor shall it permit any of its Representatives to make any public statement about the other party, the other party’s current or former directors, officers or employees (including with respect to such persons’ service at the other party),  the other party’s subsidiaries, or the business of the other party’s subsidiaries or any of its or its subsidiaries’ current directors, officers or employees, including the business and current or former directors, officers and employees of the other party’s controlled Affiliates, as applicable, that undermines, disparages or otherwise reflects detrimentally on the other party. The restrictions in this Section 5 shall not (x) apply (i) in any compelled testimony or production of information, whether by legal process, subpoena or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the party from whom information is sought, in each case, to the extent required, or (ii) to any disclosure that such party reasonably believes, after consultation with outside counsel, to be legally required by applicable law, rules or regulations; or (y) prohibit any party from reporting what it reasonably believes, after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder.

6.            No Litigation. Prior to the Termination Date, each party hereby covenants and agrees that it shall not, and shall not permit any of its Representatives to, directly or indirectly, alone or in concert with others, encourage, pursue or assist any other person to threaten or initiate, any lawsuit, claim or proceeding before any court (each, a “Legal Proceeding”) against the other party or any of its Representatives based on information known as of the date of this Agreement, except for (a) claims arising out of any facts not known by such party as of the date hereof, (b) any Legal Proceeding initiated primarily to remedy a breach of or to enforce this Agreement, and (c) counterclaims with respect to any proceeding initiated by, or on behalf of one party or its Affiliates against the other party or its Affiliates; provided, however, that the foregoing shall not prevent any party or any of its Representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (each, a “Legal Requirement”) in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, on behalf of or at the direct or indirect suggestion of such party or any of its Representatives; provided, further, that in the event any party or any of its Representatives receives such Legal Requirement, such party shall give prompt written notice of such Legal Requirement to the other party (except where such notice would be legally prohibited or not practicable). Each party represents and warrants that neither it nor any assignee has filed any lawsuit against the other party.

7.             Public Statements; SEC Filings.

(a)          Promptly following the execution and delivery of this Agreement, the Company shall issue a press release (the “Press Release”) announcing this Agreement, in form attached hereto as Exhibit A. Prior to the issuance of the Press Release, neither the Company nor the Investor Group shall issue any press release or public announcement regarding this Agreement without the prior written consent of the other party.

(b)          Within 2 business days following the date of this Agreement, the Company shall submit to the SEC a Current Report on Form 6-K setting forth a brief description of the terms of this Agreement, including the appointment of Mr. Kesten to the Board, and appending this Agreement as an exhibit thereto (the “Form 6-K”). The Company shall provide the Investor Group and their Representatives with a reasonable opportunity to review and comment on the Form 6-K prior to the submission to the SEC and consider in good faith any comments of the Investor Group and their Representatives.

(c)           Within 2 business days following the date of this Agreement, the Investor Group shall file with the SEC an amendment to its Schedule 13D in compliance with Section 13 of the Exchange Act reporting its entry into this Agreement, disclosing applicable items to conform to its obligations hereunder, and appending this Agreement as an exhibit thereto (the “Schedule 13D Amendment”). The Schedule 13D Amendment shall be consistent with the terms of this Agreement and the Press Release. The Investor Group shall provide the Company and its Representatives with a reasonable opportunity to review the Schedule 13D Amendment prior to it being filed with the SEC and consider in good faith any comments of the Company and its Representatives.

(d)          Except for the issuance of the Press Release, the submission of the Form 6-K, and the Schedule 13D Amendment, no party shall issue any press release or other public statement (including in any filing required under the Exchange Act) about the subject matter of this Agreement or the matters contemplated hereby, except as required by law, Legal Requirement or applicable stock exchange listing rules or with the prior written consent of the other party and otherwise in accordance with this Agreement.

8.           Compliance with Securities Laws. The Investor Group acknowledges that it understands its obligations under the U.S. securities laws. The Company acknowledges that none of the provisions herein shall in any way limit the activities of the Investor Group or their Representatives in their respective ordinary course of businesses if such activities will not violate applicable securities laws or the obligations specifically agreed to under this Agreement.

9.             Affiliates and Associates. Each party shall instruct its controlled Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. A breach of this Agreement by a controlled Affiliate or Associate of a party, if such controlled Affiliate or Associate is not a party to this Agreement, shall be deemed to occur if such controlled Affiliate or Associate engages in conduct that would constitute a breach of this Agreement if such controlled Affiliate or Associate was a party to the same extent as a party to this Agreement.

10.           Representations and Warranties.

(a)           Each member of the Investor Group represents and warrants that it has full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and that this Agreement has been duly and validly executed and delivered by it, constitutes a valid and binding obligation and agreement of it and is enforceable against it in accordance with its terms. Each member of the Investor Group represents that the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of it as currently in effect, the execution, delivery and performance of this Agreement by it does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which it is a party or by which it is bound. The Investor Group represents and warrants that, as of the date of this Agreement, it collectively beneficially owns an aggregate of 2,735,112 Ordinary Shares.

(b)          The Company hereby represents and warrants that it has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and that this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms. The Company represents that the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of the Company as currently in effect, the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Company or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

11.           Termination.

(a)           This Agreement shall terminate on the day after the 2023 Annual Meeting (the effective date of termination, the “Termination Date”).

Notwithstanding anything to the contrary in this Agreement:

(i)          the obligations of the Investor Group pursuant to Sections 1, 2, 4, 5, 6 and 7(c) shall terminate in the event that the Company materially breaches its obligations to the Investor Group pursuant to Sections 1, 3, 5, 6, or 7(b), or the representations and warranties in Section 10(b) of this Agreement and such breach (if capable of being cured) has not been cured within ten calendar days following written notice of such breach from the Investor Group, or, if impossible to cure within ten calendar days, the Company has not taken substantive action to correct within ten calendar days following written notice of such breach from the Investor Group; provided, however, that the obligations of the Investor Group pursuant to Section 6 shall terminate immediately in the event that the Company materially breaches its obligations to the Investor Group under Section 6; and

(ii)          the obligations of the Company to the Investor Group pursuant to Sections 1, 3, 5, 6 and 7(b) shall terminate in the event that the Investor Group materially breaches its obligations in Sections 1, 2, 4, 5, 6, or 7(c), or the representations and warranties in Section 10(a), and such breach (if capable of being cured) has not been cured within ten calendar days following written notice of such breach, or, if impossible to cure within ten calendar days, the Investor Group has not taken substantive action to correct within ten calendar days following written notice of such breach from the Company; provided, however, that the obligations of the Company to the Investor Group pursuant to Section 6 shall terminate immediately in the event that the Investor Group materially breaches its obligations under Section 6.

(b)           If this Agreement is terminated in accordance with this Section 11, this Agreement shall forthwith become null and void, but no termination shall relieve either party from liability for any breach of this Agreement prior to such termination.

12.          Expenses. The Company shall promptly reimburse the Investor Group for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with the Investor Group’s involvement at the Company, including, but not limited to, its Schedule 13D filings and the negotiation and execution of this Agreement and the transactions contemplated hereby, through the date of this Agreement, provided that such reimbursement shall not exceed $50,000.

13.          Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand, with written confirmation of receipt; (b) upon sending if sent by electronic mail to the electronic mail addresses below, with confirmation of receipt from the receiving party by electronic mail; (c) four Business Days after being sent by an internationally recognized overnight courier to the addresses set forth below; or (d) when actually delivered if sent by any other method that results in delivery, with written confirmation of receipt:

If to the Company:

Allot Ltd.
22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 4501317
Israel
Attention: Rael Kolevsohn, General Counsel
Email: rkolevsohn@allot.com

with a copy, which will not constitute notice, to:

White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
Attention:  Morton Pierce
Colin Diamond
Email:     mpierce@whitecase.com
cdiamond@whitecase.com

If to the Investor Group:

Outerbridge Capital Management, LLC
767 Third Avenue, 11th Floor
New York, New York 10017
Attention: Rory Wallace
Email: rory@outerbridgecapital.com

QVT Financial LP
888 Seventh Avenue
New York, New York 10106
Attention:  Dan Gold
Tracy Fu
Email: legalnotices@qvt.com

with a copy, which will not constitute notice, to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention: Andrew Freedman
                  Meagan Reda
Email: afreedman@olshanlaw.com
            mreda@olshanlaw.com

14.          Law; Jurisdiction; Jury Waiver. This Agreement, and any disputes arising out of or related to this Agreement (whether for breach of contract, tortious conduct or otherwise), shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to its conflict of laws principles. The parties agree that exclusive jurisdiction and venue for any Legal Proceeding arising out of or related to this Agreement shall exclusively lie in the courts of the State of New York located in New York County or in the United States District Court for the Southern District of New York, and any appellate court from any such state or Federal court. Each party waives any objection it may now or hereafter have to the laying of venue of any such Legal Proceeding, and irrevocably submits to personal jurisdiction in any such court in any such Legal Proceeding and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any court that any such Legal Proceeding brought in any such court has been brought in any inconvenient forum. Each party consents to accept service of process in any such Legal Proceeding by service of a copy thereof by an internationally recognized overnight courier in accordance with Section 13. Nothing contained herein shall be deemed to affect the right of any party to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

15.          Specific Performance. Each party to this Agreement acknowledges and agrees that the other party would be irreparably injured by an actual breach of this Agreement by the first-mentioned party or its Representatives and that monetary remedies may be inadequate to protect either party against any actual or threatened breach or continuation of any breach of this Agreement. Without prejudice to any other rights and remedies otherwise available to the parties under this Agreement, each party shall be entitled to equitable relief by way of injunction or otherwise and specific performance of the provisions hereof upon satisfying the requirements to obtain such relief without the necessity of posting a bond or other security, if the other party or any of its Representatives breach or threaten to breach any provision of this Agreement. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity to the non-breaching party.

16.           Certain Definitions and Interpretations. As used in this Agreement:

(a)          the terms “Affiliate” and “Associate” (and any plurals thereof) have the meanings ascribed to such terms under Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time prior to the Termination Date become Affiliates or Associates of any applicable person or entity referred to in this Agreement; provided, however, that the term “Associate” shall refer only to Associates controlled by the Company or the Investor Group, as applicable; provided, further, that, for purposes of this Agreement, the Investor Group shall not be an Affiliate or Associate of the Company and the Company shall not be an Affiliate or Associate of the Investor Group;

(b)           the term “Annual Meeting” means each annual general meeting of shareholders of the Company and any adjournment, postponement, rescheduling or continuation thereof;

(c)           the terms “beneficial ownership,” “group,” “person,” “proxy” and “solicitation” (and any plurals thereof) have the meanings ascribed to such terms under the Exchange Act and the rules and regulations promulgated thereunder, provided, that the meaning of “solicitation” shall be without regard to the exclusions set forth in Rules 14a-1(l)(2)(iv) and 14a-2 under the Exchange Act;

(d)           the term “Business Day” means any day that is not a Friday, Saturday, Sunday or other day on which commercial banks in the State of New York or the State of Israel are authorized or obligated to be closed by applicable law;

(e)          the term “Derivatives Contract” means any agreement, arrangement or understanding, including all related documentation, between two parties (the “Receiving Party” and the counterparty) that is designed to produce economic benefits and risks to the Receiving Party that correspond substantially to the ownership by the Receiving Party of a number of Notional Ordinary Shares, including options and swaps, without regard to whether (x) the agreement, arrangement or understanding conveys any voting rights in such equity securities to such person, (y) obligations under such contract are required or permitted to be settled through the delivery of cash, Ordinary Shares or other property, and (z) the purpose of the transactions is to hedge or mitigate the economic effect of such agreement, arrangement or understanding, and without regard to any Short Interest under the same or any other Derivatives Contract;

(f)           the term “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(g)          the term “Extraordinary Transaction” means any tender offer, exchange offer, merger, consolidation, acquisition, business combination, sale, recapitalization, restructuring, or other transaction with a third party that, in each case, that results in a change in control of the Company or the sale of substantially all of its assets;

(h)          the term “Financing” shall mean the incurrence of indebtedness for borrowed money from, or the issuance of securities for capital raising purposes to, or the participation in a management-led leveraged buyout with (“MBO”), a shareholder or shareholders of the Company that beneficially owns or own in the aggregate more than 4% of the then outstanding Ordinary Shares or an Affiliate of any such shareholder excluding (a) securities issued in a bona fide underwritten public offering pursuant to a registration statement filed under the Securities Act or an offering conducted pursuant to Rule 144A under the Securities Act, (b) indebtedness in aggregate principal amount not exceeding $5,000,000, excluding convertible debt, and (c) indebtedness incurred or proposed to be incurred in connection with a transaction involving a change of control of the Company (other than an MBO);

(i)           the term “Independent Director” means an individual who (i) qualifies as an “independent director” under applicable rules of the SEC, the rules of any stock exchange on which the Company is traded and applicable governance policies of the Company and (ii) is not an employee, principal, Affiliate or Associate of the Investor Group or the Company or any of their respective Affiliates or Associates;

(j)            the term “Net Long Position” means such Ordinary Shares beneficially owned, directly or indirectly, that constitute such person’s net long position as defined in Rule 14e-4 under the Exchange Act mutatis mutandis, provided that “Net Long Position” shall not include any shares as to which such person does not have the right to vote or direct the vote other than as a result of being in a margin account, or as to which such person has entered into a Derivative Contract; and the terms “person” or “persons,” for purposes of the meaning of the term “Net Long Position,” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, associate, organization or other entity of any kind or nature;

(k)           the term “Notional Ordinary Shares” means Ordinary Shares specified, referenced in or underlying a Derivatives Contract;

(l)           the term “Qualified Candidate” means an individual who (i) qualifies as an Independent Director, (ii) is not an employee, director, general partner, manager or other affiliate of the Investor Group, (iii) is not a limited partner, member or other investor in the Investor Group, (iv) does not have any agreement, arrangement or understanding, written or oral, with the Investor Group regarding such person’s service as a director on the Board, and (v) meets all other qualifications required for service as a director set forth in the Governance Documents;

(m)          the term “Representatives” means (i) a person’s Affiliates and Associates and (ii) its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives acting in a capacity on behalf of, in concert with or at the direction of such person or its Affiliates or Associates;

(n)          the term “SEC” means the U.S. Securities and Exchange Commission;

(o)          the term “Short Interests” means any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, by such person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the Company’s equity securities by, manage the risk of share price changes for, or increase or decrease the voting power of, such person with respect to the shares of any class or series of the Company’s equity securities, or that provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the Company’s equity securities;

(p)           the term “Shareholder Meeting” means each annual or special meeting of shareholders of the Company, and any adjournment, postponement, rescheduling or continuation thereof; and

(q)          the term “Third Party” refers to any person that is not a party, a member of the Board, a director or officer of the Company, or legal counsel to either party. In this Agreement, unless a clear contrary intention appears, (i) the word “including” (in its various forms) means “including, without limitation;” (ii) the words “hereunder,” “hereof,” “hereto” and words of similar import are references in this Agreement as a whole and not to any particular provision of this Agreement; (iii) the word “or” is not exclusive; (iv) references to “Sections” in this Agreement are references to Sections of this Agreement unless otherwise indicated; and (v) whenever the context requires, the masculine gender shall include the feminine and neuter genders.

17.           Miscellaneous.

(a)           This Agreement, including all exhibits hereto, contains the entire agreement between the parties and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(b)           This Agreement is solely for the benefit of the parties and is not enforceable by any other persons.

(c)           This Agreement shall not be assignable by operation of law or otherwise by a party without the consent of the other party. Any purported assignment without such consent is void ab initio. Subject to the foregoing sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the permitted successors and assigns of each party.

(d)           Neither the failure nor any delay by a party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

(e)           If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the parties agree to use their reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or unenforceable by a court of competent jurisdiction.

(f)            Any amendment or modification of the terms and conditions set forth herein or any waiver of such terms and conditions must be agreed to in a writing signed by each party.

(g)          This Agreement may be executed in one or more textually identical counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

(h)          Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the parties will be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties, and any controversy over interpretations of this Agreement will be decided without regard to events of drafting or preparation.

(i)            The headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

THE COMPANY: ALLOT LTD.

By:	/s/ Erez Antebi
	Name:	Erez Antebi
	Title:	Chief Executive Officer

OUTERBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND II, LP

By:	Outerbridge Special Opportunities GP II, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES GP II, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

/s/ Rory Wallace
RORY WALLACE

QVT FAMILY OFFICE FUND LP

By:	QVT Associates GP LLC, its general partner

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

QVT ASSOCIATES GP LLC

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

QVT FINANCIAL LP

By:	QVT Financial GP LLC, its general partner

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

Exhibit A

Press Release

[Included as Exhibit 99.1 to this Form 6-K]